October 11, 2012

SUBMITTED VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
File Number: 001-11356

Dear Mr. Rosenberg:

On behalf of Radian Group Inc., I respectfully provide our responses to the comments in your letter dated September 28, 2012. For your convenience, the text of your comments is reproduced below before the applicable response. References in this letter to “we,” “us,” “our,” or “ours,” refer to Radian Group Inc. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business
III Financial Guaranty
B. Net Par Outstanding, page 28

1.Please provide us proposed disclosure to be included in future periodic reports that defines and describes the ratings designations (i.e. AAA, AA, A, BBB and below investment grade) used throughout this section in various tables and the narrative as well as throughout the filing.

Response:

We propose, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, to enhance our current disclosure regarding how we determine our internal ratings as follows:

“Unless otherwise indicated, we use internal ratings in monitoring our insured transactions for our financial guaranty insured portfolio. We determine these internal ratings for a transaction by utilizing relevant information available to us, which includes: periodic reports supplied by the issuer, trustee or servicer for the transaction; publicly available information regarding the issuer, the transaction structure, the underlying collateral or asset class of the transaction and/or collateral; communications with the issuer, trustee, collateral manager and servicer for the transaction; and when available, public or private ratings assigned to our insured and reinsured transactions or to other obligations that have substantially similar risk characteristics to our transactions without the benefit of financial guaranty or similar credit insurance. In addition, for our assumed reinsurance transactions, we also utilize information provided by the primary insurer, including the ratings assigned to the transaction by such insurer. We also utilize models and methodologies from the nationally recognized statistical ratings organizations (the “NRSROs”) to assist in such analysis. We use this information to develop an independent judgment regarding the risk and loss characteristics for our insured transactions. If public or private ratings have been used, our risk management analysts express a view regarding the opinion

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

and analysis of the NRSROs. When our analysis of the transaction results in a materially different view of the risk and loss characteristics of an insured transaction, we will assign a different internal rating than that assigned by the NRSROs. Our internal ratings estimates are subject to revision periodically and may differ from the credit ratings assigned by the NRSROs for the same obligation.

The following table describes the ratings scale we utilize for our internal ratings:

Internal Rating (1)	Rating is Assigned When our Analysis Indicates:
AAA	the obligor's capacity to meet its financial commitment on the obligation is extremely strong and it is subject to the lowest level of credit risk
AA	the obligor's capacity to meet its financial commitment on the obligation is very strong, and it is subject to very low credit risk
A
the obligor's capacity to meet its financial commitment on the obligation is strong, but it is somewhat more susceptible to adverse changes in circumstances or economic conditions than higher rated obligations, and it is subject to low credit risk

BBB
the obligor's capacity to meet its financial commitment on the obligation is adequate, but adverse changes in circumstances or economic conditions are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation and it is subject to moderate credit risk

BB
the obligation faces significant ongoing uncertainties or exposure to adverse business, financial or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation and it is subject to substantial credit risk

B
adverse business, financial or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation even though the obligor currently has the capacity to meet its financial commitments on the obligation, and it is subject to high credit risk

CCC
the obligation is currently vulnerable to nonpayment, and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation, and it is subject to very high credit risk

CC
the obligation is currently highly vulnerable to nonpayment, and absent favorable business, financial and economic conditions, the obligor is highly likely not to have the financial capacity to meet its financial commitment on the obligation, and is subject to extremely high credit risk

C	the obligation is currently extremely vulnerable to nonpayment and payment default is imminent, but the obligation has not yet experienced a payment default
D	there is currently a payment default on the obligation

(1)	Our internal ratings may be modified by the addition of a “+” or “-” to show the relative standing within a letter category.

When we refer to an obligation as “BIG” or “below investment grade”, it means we believe the obligation has significant speculative characteristics and is subject to at least substantial credit risk. Such obligations are rated BB, B, CCC, CC, C or D, internally.”

2.
Please refer to your disclosure on page 34 that your internal ratings rate 91.3% of your corporate CDO's as AAA versus only 77.1% using S&P's CDO evaluator tool. Please provide us proposed disclosure to be included in future periodic reports that indicates the differences in the other credit ratings (i.e. AA, A, BBB and BIG) and that explains the reasons causing the significantly higher ratings based on your internal ratings.

Response:

In 2009, S&P released a new version of its CDO Evaluator tool (the “CDO Evaluator”). Based on our review of this tool at the time of its release, we determined that it resulted in an over-estimation of potential losses, by dramatically increasing default estimates compared to the previous version of the evaluator tool and underestimating expected recoveries on defaulted entities within the transactions. In contrast, our internal ratings utilized historically-supported default and severity rates, which were lower than those used by the CDO Evaluator. As a result, we believed the CDO Evaluator led to unwarranted ratings downgrades for our corporate CDOs at the time of its implementation. In addition, we believed that the ratings assigned by the CDO Evaluator would converge with our internal ratings as these transactions moved closer to maturity. As a result, we concluded our internal ratings provided a more meaningful assessment of the credit risk on our insured portfolio. Given the difference at the time between our internal ratings and those derived using the CDO Evaluator, we deemed it appropriate to note the difference in our 2009 10-K and in subsequent filings since then.

As demonstrated below, as we expected, the ratings derived utilizing the CDO Evaluator did in fact converge toward our internally derived ratings, such that as of June 30, 2012, there is no longer a significant difference between our internal ratings and those derived utilizing the CDO Evaluator. Consequently, we have concluded that there is no longer a meaningful distinction between ratings determined by the different methodologies, and we expect, beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, to discontinue disclosing any information regarding ratings derived utilizing the CDO Evaluator.

The following table shows the percentage of our corporate CDOs rated AAA as determined using internal ratings and as derived from the CDO Evaluator, and the differences in percentage points between such percentages as of the dates indicated. As we had anticipated, the percentage of our corporate CDO net par outstanding rated AAA determined utilizing the CDO Evaluator has increased significantly since the initial S&P ratings downgrades that followed the release of the CDO Evaluator in 2009.

% of Net Par Outstanding Rated AAA as of	Using Internal Ratings	Using CDO Evaluator	Difference in Percentage Points
December 31, 2009 (1)	81.9%	40.4%	41.5
December 30, 2010 (2)	90.1	54.8	35.3
December 31, 2011 (3)	91.3	77.2	14.1
June 30, 2012	89.3	82.2	7.1

(1)	As disclosed on page 27 of our Annual Report on Form 10-K for the year ended December 31, 2009.

(2)	As disclosed on page 39 of our Annual Report on Form 10-K for the year ended December 31, 2010.

(3)	As disclosed on page 34 of our Annual Report on Form 10-K for the year ended December 31, 2011.

In the following table, we provide information, as of June 30, 2012, regarding the percentage of our corporate CDOs ratings rated between AAA and BIG as determined using internal ratings and the CDO Evaluator. We believe the information presented below demonstrates that there is no longer a meaningful difference in the ratings determined using either method that would warrant a disclosure in future filings.

Credit Ratings Category	% of Net Par Outstanding Using Internal Ratings	% of Net Par Outstanding Using CDO Evaluator
(as of June 30, 2012)
AAA	89.3%	82.2%
AA	4.7	13.3
A	2.5	0.5
BBB	3.5	4.0
Below Investment Grade	—	—
Total	100%	100%

Notes to the Consolidated Financial Statements
1. Description of Recent Business Developments
Insurance Regulatory-Capital Requirements, page 164

3.
You disclose on page 168 that in November 2011 and February 2012, Radian Group contributed approximately $50.6 million and $100.0 million, respectively, to its mortgage insurance subsidiaries to support their capital positions. You also state that both of these contributions were effective as of December 31, 2011. As it appears based on the disclosure that the $100 million capital contribution was made in 2012, please tell us why it is appropriate to include it in statutory amounts and ratios as of December 31, 2011 disclosed throughout the filing such as Note 15. Statutory Information, Item 1A Risk factors and Item 7 MD&A, and why you do not disclose the amounts and ratios at December 31, 2011 excluding the $100 million subsequent capital contribution. Direct us to disclosure in your filing that explains the rationale for this presentation or provide us proposed disclosure to be included in future period reports as necessary.

Response:

The statutory amounts and ratios that we disclose throughout our filings are based on the statutory financial statements that Radian Guaranty, our principal mortgage insurance subsidiary, files with the various state insurance departments. These amounts and ratios are based on required statutory accounting principles as described in a variety of publications of the National Association of Insurance Commissioners (“NAIC”) as well as state laws, regulations and general administrative rules. NAIC Accounting Practices & Procedures Manual, Statement of Statutory Accounting Principles (“SSAP”) No. 72, Surplus and Quasi-reorganizations, provides explicit guidance on the accounting treatment for capital contributions made subsequent to period end, but prior to the filing of the statutory financial statement. Specifically, SSAP No. 72, paragraph 8, states as follows:

“Notes or other receivables received as additional capital contributions satisfied by receipt of cash or readily marketable securities prior to the filing of the statutory financial statement shall

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

be treated as a Type I subsequent event in accordance with SSAP No. 9 and as such shall be considered an admitted asset based on the evidence of collection and approval of the domiciliary commissioner. To the extent that the notes or other receivables are not satisfied, they shall be nonadmitted.”

Since we met the requirements of SSAP No. 72 prior to the filing of Radian Guaranty's December 31, 2011 statutory financial statements, which included receiving approval from the Pennsylvania Insurance Department, the $100 million capital contribution receivable was accrued for within our mortgage insurance subsidiary's statutory financial statements as of year-end 2011. We did not disclose the amounts and ratios at December 31, 2011, excluding the $100 million subsequent capital contribution, since those amounts would be inconsistent with Radian Guaranty's statutory statements on file with state insurance departments and applicable statutory accounting principles.

Page 165 of our 2011 Form 10-K includes disclosure on the subsequent capital contribution and Radian Guaranty's risk-to-capital ratio. If similar subsequent capital contributions are made in the future, we will expand our related disclosures to include reference to the fact that such recognition is in accordance with SSAP No. 72, as illustrated using the disclosure from Note 1 of our 2011 Form 10-K (page 165) as an example:

“As a result of ongoing incurred losses, Radian Guaranty's risk-to-capital ratio has increased to 21.5 to 1 as of December 31, 2011, after giving effect to the recent $100 million contribution, which was recognized in Radian Guaranty's statutory capital as of December 31, 2011. This recognition is consistent with the requirements of Statement of Statutory Accounting Principles (“SSAP”) No. 72, Surplus and Quasi-reorganizations, which dictates when such capital contributions should be recorded in a company's statutory financial statements, if certain conditions are met.”

6. VIEs, page 198

4.
You state that many of your financial guaranty contracts provide you with substantial control rights over the activities of variable interest entities (VIEs) upon the occurrence of default or other performance triggers and that additional VIEs may be consolidated if these events occur. Please tell us the nature of these conditions in which you would determine that you are required to consolidate if the trigger occurs and why you believe the trigger point is the point in which consolidation would be appropriate. Reference authoritative literature.

Response:

Our primary involvement with VIEs relates to transactions in which we provide a financial guaranty to one or more classes of beneficial interest holders in the VIE. The underlying collateral in these consolidated and unconsolidated VIEs generally consists of residential and commercial mortgages, manufactured housing loans, consumer receivables and other financial assets sold to a VIE, which then issues securities or similar beneficial interests. In addition to us, a number of other parties also have significant involvement with these VIEs, including sponsors, investors, servicers and/or collateral managers.

We have consolidated those VIEs for which we concluded that we are the primary beneficiary. For some of the remaining unconsolidated VIEs for which we provide guarantees, there are certain conditions that, if triggered, would transfer to us certain control rights over the VIE. These conditions typically involve an Event of Default (“EOD”) or a Servicer Termination Event (“STE”) caused by certain quantitative performance triggers, such as breaches of minimum overcollateralization ratios, maximum delinquency rates, or maximum cumulative realized loss thresholds. Upon the occurrence of such events, certain of our insured transactions provide us with the right to appoint a replacement servicer or collateral

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

manager, which perform the activities that most significantly influence the performance of the VIE's underlying assets. The VIE's economic performance is most significantly impacted by the performance of its underlying assets. Prior to the occurrence of these contingent conditions, another party (typically the collateral manager, servicer or equity holder) involved with the transaction holds the power to manage the VIE's assets and to impact the economic performance of the VIE, without our ability to control or direct such powers.

In accordance with ASC 810-10-25-38, we assess, both initially and on an ongoing basis, whether we have a controlling financial interest in the VIE and, thus, would be considered the VIE's primary beneficiary. This assessment considers not only our own involvement, but also the involvement of other variable interest holders, as well as the VIE's purpose and design. This analysis evaluates the primary beneficiary of a VIE as the enterprise that has both (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance (the Power Criterion) and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE (the Losses/ Benefits Criterion).

ASC 810-10-25-38 further provides that only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph (i.e., the obligation to absorb losses), only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE's economic performance. For certain of our financial guaranty contracts, management has concluded that we might absorb losses that could potentially be significant to the VIE (the Losses/ Benefits Criterion). However, for these limited number of financial guaranty contracts that transfer to us control rights over the activities of VIEs only upon the occurrence of default or other quantitative performance triggers, we concluded that we are not the primary beneficiary of those VIEs because another party currently holds the power to direct the activities that most significantly influence the VIE's economic performance. This power includes the right to manage collateral and mitigate losses, which could prevent certain of the performance triggers noted above from occurring, and are therefore significant to the VIE's performance. As a result, for those transactions, we concluded that we do not currently meet the Power Criterion, and therefore would not be considered the primary beneficiary at this time. However, if these control rights were transferred to us, we could become the primary beneficiary on these deals. In evaluating our specific transactions, we considered the examples provided in ASC-810-10-55.

We continually monitor the VIEs that we are involved with for EODs or STEs that qualify as reconsideration events in accordance with ASC 810-10-35-4, which states that the initial determination of whether a legal entity is a VIE shall be reconsidered if certain circumstances occur, including the following:

“e.  Changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance.”

It is generally the occurrence of the events described in this paragraph 810-10-35-4e that result in our reconsideration of the status of a VIE and the determination that we satisfy the Power Criterion, thereby becoming the primary beneficiary of the VIE. Absent these trigger events described above, we have concluded that we do not meet the Power Criterion as that power is held by another party until such STE or EOD occurs. Therefore, we believe the trigger points noted above are the proper points in which consolidation would be appropriate since that is the point that the change in power occurs, even if we do not exercise those additional rights.

15. Statutory Information, page 228

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

5.	Please address the following by providing us, as applicable, proposed disclosure to be included in future periodic reports:

•
On page 231, you indicate that your statutory financial statements are prepared in accordance with the accounting practices required or permitted by the insurance departments of the respective states of domicile of your insurance subsidiaries. Disclose information addressing the requirements in ASC 944-505-50-3b.

Response:

ASC 944-505-50-3b requires an insurance entity to disclose the related monetary effect on statutory surplus of using an accounting practice that differs from either state-prescribed statutory accounting practices or NAIC statutory accounting practices. As of December 31, 2011, and the related comparative periods included in our 2011 Form 10-K, none of our insurance subsidiaries utilized any such permitted practices. As such, we did not meet the conditions for disclosure described in ASC 944-505-50-2.

If no such permitted practices exist, we will add language in future reports to clarify that fact, as blacklined below from page 231 of our 2011 Form 10-K:

“We prepare our statutory financial statements in accordance with the accounting practices required or permitted, if applicable, by the insurance departments of the respective states of domicile of our insurance subsidiaries. Required statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”) as well as state laws, regulations and general administrative rules. In addition, insurance departments have the right to permit other specific practices that may deviate from prescribed practices. We did not use any such permitted practices during the years ended December 31, 2011, 2010 or 2009.”

•	Disclose whether any of your insurance entities' risk based capital would have triggered a regulatory event had they not used a permitted practice. Refer to ASC 944-505-50-6.

Response:

ASC 944-505-50-6 requires that if an insurance entity's risk-based capital would have triggered a regulatory event had it not used a permitted practice, then that fact shall be disclosed. As described above, we did not use any permitted practices for our insurance subsidiaries for the periods included in our 2011 Form 10-K; therefore, no disclosure under this guidance was required as of December 31, 2011.

•	Disclose the amount of retained earnings restricted or free of restrictions for the payment of dividends to Radian Group's shareholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:

There are no specific restrictions that limit the payment of dividends by Radian Group, other than those limitations applicable generally to corporations under Delaware law. We discuss limitations on the ability of our insurance subsidiaries to pay dividends on their common stock within Note 15, and address Radian Group's dividend payments in Note 1 under Holding Company Liquidity. In future reports, we will add the following disclosure to explicitly address any restrictions, or lack thereof, on Radian Group's dividend-paying ability, as blacklined below from page 169 of our 2011 Form 10-K:

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

“Dividends. Our quarterly common stock dividend is $0.0025 per share. Assuming that our outstanding common stock remains constant at 133,199,159 shares (the number of shares outstanding at December 31, 2011), we would require approximately $1.3 million in the aggregate to pay our quarterly dividends for the next twelve months. Radian Group is not subject to any limitations on its ability to pay dividends except those generally applicable to corporations, such as Radian Group, that are incorporated in Delaware. Delaware corporation law provides that dividends are only payable out of a corporation's capital surplus or (subject to certain limitations) recent net profits.”

•	Disclose the amount of restricted net assets for your subsidiaries as of December 31, 2011 or otherwise disclose how you comply with the objective of Rule 4-08(e)(3)(ii) of Regulation S-X.

Response:

As of December 31, 2011, the restricted net assets of our consolidated subsidiaries exceeded the threshold of 25 percent of consolidated net assets established in Rule 4-08(e)(3) of Regulation S-X. Within Note 15, as required by Rule 4-08(e)(3)(i), we describe the nature of any restrictions on the ability of our subsidiaries to transfer funds to Radian Group, our holding company, including the provisions of the insurance laws of each subsidiary's state of domicile. As described within that Note 15, the ability of Radian Group's significant, directly owned subsidiaries to transfer any funds to it generally requires insurance commissioner approval, given the current financial condition of our insurance subsidiaries. We also note that both the GSEs and our insurance regulators possess significant discretion with respect to our insurance subsidiaries.

Rule 4-08(e)(3)(ii) of Regulation S-X further requires that the amounts of such restricted net assets for consolidated and unconsolidated subsidiaries be disclosed separately. The insurance subsidiaries discussed in Note 15 comprise materially all of the Radian Group's investment in subsidiaries balance, which is disclosed in the Parent Company Only Balance Sheets included on page F-2 of Financial Statement Schedules. To more explicitly disclose the amounts of such restricted net assets, we will add the following disclosure within Note 15 in future periodic reports as blacklined below from page 228 of our 2011 Form 10-K:

“Radian Group serves as the holding company for our insurance subsidiaries, through which we conduct the business of our mortgage insurance and financial guaranty business segments. These insurance subsidiaries are subject to various requirements of the GSEs and our insurance regulators, including comprehensive, detailed regulation by the insurance departments in the various states where our insurance subsidiaries are domiciled or licensed to transact business. These regulations include various capital requirements and dividend restrictions based on our insurance subsidiaries' statutory financial position and results of operations, as described below. As of December 31, 2011, the amount of restricted net assets held by our consolidated subsidiaries totaled $[1.6]billion of our consolidated net assets.”

•
Clarify how your disclosure of “statutory policyholders' surplus” and “contingency reserves” throughout this note complies with the requirement to disclose statutory capital and surplus by ASC 944-505-50-1a.

Response:

We believe our disclosure of statutory policyholders' surplus and contingency reserves satisfies the requirements under ASC 944-505-50-1 to disclose the amount of statutory capital and surplus. We view the term “statutory policyholders' surplus” as synonymous with statutory capital and surplus, as this item is labeled within the statutory Annual Statement form either as “surplus as regards policyholders” or “capital and surplus.” In addition, the risk-based capital requirements by which our insurance

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

subsidiaries are measured include contingency reserves within the measurement of statutory capital. As a result, the disclosure of total statutory policyholders' position is necessary to understand our insurance subsidiaries' financial position relative to the regulatory requirements imposed by state insurance regulators and other stakeholders. In future filings, we will add the following clarifying footnote to the table summarizing Radian Guaranty's risk-to-capital calculation (as seen on page 229 of our 2011 Form 10-K):

“For purposes of the risk-to-capital requirements imposed by certain states, statutory capital is defined as the sum of statutory policyholders' surplus (i.e., statutory capital and surplus) plus statutory contingency reserves.”

•	Disclose the maximum risk-to-capital allowed by the regulators for Radian Guaranty.

Response:

We describe within Note 15, on page 231 of our 2011 Form 10-K, that the GSEs and state insurance regulators impose various capital requirements on our insurance subsidiaries, and provide a cross reference to Note 1, which includes an extensive discussion of the maximum risk-to-capital allowed by the regulators for Radian Guaranty. Within Note 1, we discuss our application for waivers or similar relief by certain states from their statutory or regulatory risk-based capital requirements, the most common of which is a requirement that a mortgage insurer's risk-to-capital ratio not exceed 25 to 1. We also disclose that Radian Guaranty's domiciliary state, Pennsylvania, is not one of the states that have such a risk-based capital requirement. In future filings, we will expand our disclosure to include reference to the revised maximum risk-to-capital requirements, if any, imposed by certain states as a condition of their waiver of the 25 to 1 risk-to-capital requirement, as blacklined against the Note 1 disclosure included in our Quarterly Report on Form 10-Q for the period ended June 30, 2012 (page 17):

“In order to maximize our financial flexibility, we have applied for waivers or similar relief for Radian Guaranty in each of the RBC States. Of the 16 RBC states, New York does not possess the regulatory authority to grant waivers and Iowa, Kansas and Ohio have declined to grant waivers to Radian Guaranty. In addition, Oregon has indicated that it will not consider our waiver application until such time that Radian Guaranty has exceeded its Statutory RBC Requirement. Of the remaining 11 RBC States, Radian Guaranty has received waivers or similar relief from the following ten states: Illinois, Kentucky, Wisconsin, Arizona, Missouri, New Jersey, North Carolina, California, Florida and Texas. Certain of these waivers contain conditions, including that Radian Guaranty's risk-to-capital ratio may not exceed a maximum permitted risk-to-capital ratio, ranging from 30 to 1 up to 35 to 1. Radian Guaranty has one remaining application that is pending in Idaho. There can be no assurance: (1) that Radian Guaranty will be granted a waiver in the remaining RBC State; (2) that for any waiver granted, such regulator will not revoke or terminate the waiver, which the regulator generally has the authority to do at any time; (3) that for any waiver granted, it will be renewed or extended after its original expiration date, which in the case of certain waivers is December 31, 2012; or (4) regarding what, if any, requirements may be imposed as a condition to the continued effectiveness of such waivers or their renewal or extension, and whether we will be able to comply with any such conditions.”

18. Commitments and Contingencies, page 240

6.
You disclose several actions in which you are subject to litigation. ASC 450-20-50-4 requires that for each loss contingency the company disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please provide revised proposed disclosure to be included in future periodic reports to comply with ASC 450.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

Response:

In response to the Staff's comments, in future periodic reports we will enhance our discussion and disclosures of our legal loss contingencies in compliance with the requirements set forth in ASC 450-20-50-4. We propose enhancing our discussion of the legal proceedings disclosed in our periodic reports, beginning with our Quarterly Report on Form 10-Q for the period ending September 30, 2012, in a manner similar to that set forth in the example below, but as updated for any developments that may occur through the filing of that report. The example below is based on the applicable portion of Note 16 to the Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the period ending June 30, 2012, as updated for developments since the end of the second quarter.

16. Commitments and Contingencies

Legal Proceedings

In recent years, we have been routinely involved in a number of legal actions and proceedings. The outcome of legal proceedings is always uncertain. The legal proceedings could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief that could require significant expenditures or have other effects on our business. In accordance with applicable accounting standards and guidance, we establish accruals for a legal proceeding only when we determine both that it is probable that a loss has been incurred and the amount of the loss is reasonably estimable. We accrue the amount that represents our best estimate of the probable loss; however, if we can only determine a range of estimated losses, we accrue an amount within the range that, in our judgment, reflects the most likely outcome, and if none of the estimates within the range is more likely, we accrue the minimum amount of the range.

In the course of our regular review of pending legal matters, we determine whether it is reasonably possible that a potential loss relating to a legal proceeding may have a material impact on our liquidity, results of operations or financial condition. If we determine such a loss is reasonably possible, we disclose information relating to any such potential loss, including an estimate or range of loss or a statement that such an estimate cannot be made. On a quarterly and annual basis, we review relevant information with respect to legal loss contingencies and update our accruals, disclosures and estimates of reasonably possible losses or range of losses based on such reviews. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. In addition, we generally make no disclosures for loss contingencies that are determined to be remote. For matters for which we disclose an estimated loss, the disclosed estimate reflects the reasonably possible loss or range of loss in excess of the amount accrued, if any.

Any loss estimates are inherently subjective, based on currently available information, and are subject to management's judgment and various assumptions. Due to the inherently subjective nature of these estimates and the uncertainty and unpredictability surrounding the outcome of legal proceedings, actual results may differ materially from any amounts that have been accrued.

On August 13, 2010, American Home Mortgage Servicing, Inc. (“AHMSI”) filed a complaint against Radian Guaranty in the United States District Court for the Central District of California, on its own behalf and as servicer for certain RMBS insured by Radian Guaranty under 27 separate bulk primary mortgage insurance policies. AHMSI contends that in 2008, it mistakenly sent cancellation notices to Radian Guaranty for certain loans covered under these policies, and that Radian Guaranty wrongfully refused to reinstate coverage for these loans after AHMSI discovered the error. We believe

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

that approximately [700] loans, which relate to approximately $[21] million of risk in force, were affected by this error. According to AHMSI, Radian Guaranty's refusal to reinstate coverage was in breach of its contractual duties under the policies and in bad faith. AHMSI is seeking money damages and injunctive relief requiring Radian Guaranty to reinstate full coverage on all loans insured under the policies. On October 18, 2010, Radian Guaranty filed a motion to dismiss this case, which the court granted on December 16, 2010, stating that AHMSI failed to establish that it is the real party in interest. On January 5, 2011, AHMSI filed an amended complaint that included the trustees of the securities as additional plaintiffs to the complaint. On May 31, 2011, Radian answered the amended complaint and, subsequently, filed a counterclaim seeking a declaratory judgment that, among other things, it is not in breach of its contractual duties. Radian also filed, and the court subsequently dismissed, a third party complaint against Sand Canyon Corporation, the servicer who allegedly made the error that led to the cancellation of the certificates of insurance, seeking indemnity and/or contribution. We expect that we will ultimately resolve this legal matter through a combination of the reinstatement of certain performing loans and payment of an immaterial amount to the plaintiff.

On August 1, 2011, Radian Guaranty filed a lawsuit against Quicken Loans Inc. (“Quicken”) in the United States District Court for the Eastern District of Pennsylvania. On September 5, 2012, Radian Guaranty filed an amended complaint. Radian Guaranty's complaint, as amended, seeks a declaratory judgment that it properly rescinded mortgage insurance coverage under Radian Guaranty's master policy and delegated underwriting endorsement for approximately 221 home mortgage loans originated by Quicken based upon deficiencies and improprieties in the underwriting process. The 221 home mortgage loans relate to an aggregate risk in force of approximately $[13]million. On August 24, 2011, Quicken filed a motion to dismiss the original complaint. On September 12, 2011, Radian Guaranty filed a response to Quicken's motion to dismiss, and on September 29, 2011, Quicken filed its reply. Quicken has not yet filed a response to Radian Guaranty's amended complaint. This litigation is in the early stages of the proceedings, and therefore, we are unable to estimate a reasonably possible loss or range of loss in this matter.

Recently, we have been named as a defendant in a number of putative class action lawsuits alleging, among other things, that our captive reinsurance agreements violate the Real Estate Practices Act of 1974 (“RESPA”). On December 9, 2011, an action titled Samp v. JPMorgan Chase Bank, N.A. (the “Samp case”), was filed in the United States District Court for the Central District of California. The defendants are JPMorgan Chase Bank, N.A., its affiliates (collectively, “JPMorgan”), and several mortgage insurers, including Radian Guaranty. The plaintiffs purport to represent a class of borrowers whose loans supposedly were referred to mortgage insurers by JPMorgan in exchange for reinsurance agreements between the mortgage insurers and JPMorgan's captive reinsurer. Plaintiffs assert violations of RESPA. Radian Guaranty and some of the other mortgage insurer defendants moved to dismiss this lawsuit for lack of standing because they did not insure any of the plaintiffs' loans. The court denied that motion on May 7, 2012. Radian Guaranty is evaluating other grounds for potential dismissal of the lawsuit.   On October 4, 2012, Radian Guaranty filed a new motion to dismiss on a number of grounds.

Each of the cases described below are putative class actions (with alleged facts substantially similar to the facts of the Samp case discussed above) in which Radian Guaranty has been named as a defendant:

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

•
On December 30, 2011, a putative class action under RESPA titled White v. PNC Financial Services Group was filed in the United States District Court for the Eastern District of Pennsylvania. In this case, Radian Guaranty has insured the loan of one of the plaintiffs. Radian Guaranty intends to move to dismiss the complaint on a number of grounds.

•
On March 12, 2012, a putative class action under RESPA titled McCarn v. HSBC USA, Inc., et al. was filed in the United States District Court for the Eastern District of California. Radian Guaranty moved to dismiss this lawsuit for lack of standing because it did not insure the plaintiff's loan. The court granted that motion on May 29, 2012, but gave the plaintiff permission to file an amended complaint to attempt to address his lack of standing. On July 30, 2012, the plaintiff filed this amended complaint. On August 16, 2012, Radian Guaranty filed a new motion to dismiss this complaint on a number of grounds.

•
On April 5, 2012, a putative class action under RESPA titled Riddle v. Bank of America Corporation, et al. was filed in the United States District Court for the Eastern District of Pennsylvania. Radian Guaranty intends to move to dismiss this lawsuit for lack of standing because it did not insure the plaintiff's loan.

•
On April 5, 2012, a putative class action under RESPA titled Manners, et al. v. Fifth Third Bank, et al. was filed in the United States District Court for the Western District of Pennsylvania. On September 28, 2012, plaintiffs filed an amended complaint in which they added two plaintiffs whose loans were insured by Radian Guaranty. Radian Guaranty intends to move to dismiss this complaint on a number of grounds.

•
On April 19, 2012, a putative class action under RESPA titled Rulison v. ABN AMRO Mortgage Group, Inc., et al. was filed in the United States District Court for the Southern District of New York. The plaintiff voluntarily dismissed this lawsuit on July 3, 2012.

•
On May 18, 2012, a putative class action under RESPA titled Hill, et al. v. Flagstar Bank FSB, et al. was filed in the United States District Court for the Eastern District of Pennsylvania. In this case, Radian Guaranty has insured the loan of one of the plaintiffs. Radian Guaranty intends to move to dismiss the complaint on a number of grounds.

•
On May 31, 2012, a putative class action under RESPA titled Barlee, et al. v. First Horizon National Corporation, et al. was filed in the United States District Court for the Eastern District of Pennsylvania. On September 14, 2012, Radian Guaranty filed a motion to dismiss this complaint on a number of grounds.

•
On June 28, 2012, a putative class action under RESPA titled Cunningham, et al. v. M&T Bank Corporation, et al. was filed in the United States District Court for the Middle District of Pennsylvania. Radian Guaranty intends to move to dismiss this lawsuit for lack of standing because it did not insure any of the plaintiffs' loans.

With respect to the Samp case and the other similar putative class actions discussed above, Radian Guaranty believes that the claims are without merit and intends to vigorously defend itself against these claims. We are not able to estimate the reasonably possible loss or range of loss for these matters because the proceedings are in a very preliminary stage and there is uncertainty as to the likelihood of a class being certified or the ultimate size of a class.

In addition to the private lawsuits discussed above, we and other mortgage insurers have been subject to inquiries from the Minnesota Department of Commerce and the Office of the Inspector General of the Department of Housing and Urban Development (“HUD”), requesting information relating to captive reinsurance. The Dodd-Frank Act amended RESPA and transferred the authority to implement and enforce RESPA from HUD to the Consumer Financial Protection Bureau (“CFPB”). In January 2012, we and other mortgage insurers received a request for information and documents from the CFPB relating to captive reinsurance arrangements, and in June 2012, we and other mortgage insurers received a Civil Investigative Demand (“CID”) from the CFPB as part of its investigation to determine whether mortgage lenders and private mortgage insurance providers engaged in acts or

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

practices in violation of the Dodd-Frank Act, RESPA and the Consumer Financial Protection Act. We believe that our captive reinsurance arrangements were in compliance with RESPA and we intend to vigorously defend these inquiries and the CFPB's investigation. We are cooperating with the CFPB in its investigation and are in active discussions with the CFPB with respect to our response to the CID. At this time an estimate of the possible loss or range of loss cannot reasonably be made due to the nature of the investigation and the numerous complex legal issues involved. Various regulators, including the CFPB, state insurance commissioners or state attorneys general may bring actions or proceedings regarding our compliance with RESPA or other laws applicable to our mortgage insurance business. We cannot predict whether additional actions or proceedings will be brought against us or the outcome of any such actions or proceedings.

In addition to the litigation discussed above, we are involved in litigation that has arisen in the normal course of our business. We are contesting the allegations in each such pending action and management believes, based on current knowledge and after consultation with counsel, that the outcome of such litigation will not have a material adverse effect on our consolidated financial condition. However, the outcome of litigation and other legal and regulatory matters is inherently uncertain, and it is possible that one or more of the matters currently pending or threatened could have an unanticipated effect on our liquidity, financial condition or results of operations for any particular period.

Controls and Procedures
Internal Control over Financial Reporting, page 245

7.
While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308(a)(3) of Regulation S-K. Please amend your filing within 10 business days to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

Response:

The Company has determined that the following language, related to management's evaluation of internal control over financial reporting, was omitted inadvertently from Item 9A of Part II of the final 2011 Form 10-K as filed with the SEC:

“Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting, as of December 31, 2011, using the criteria described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the framework in Internal Control - Integrated Framework, issued by the COSO, management concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report in Part II, Item 8 of this Annual Report on Form 10-K.”

The Company intends to file promptly an amendment to its Form 10-K to insert the language that was omitted inadvertently in Part II, Item 9A, Controls and Procedures. The complete content of Item 9A (as revised) to be included in the amendment is provided in Appendix A to this letter.

8.
In addition, please consider whether management's failure to provide the disclosure required by Item 308(a)(3) of Regulation S-K impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.

Response:

Rule 13a-15 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), requires issuers to maintain controls and procedures designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC's rules and forms. In connection with this comment letter response, particularly with respect to the disclosure to be included in Item 9A of the 2011 Form 10-K, management has reevaluated whether its disclosure controls and procedures with respect to reporting were effective as of December 31, 2011. For the reasons set forth below, the Company believes that the Company properly concluded that its disclosure controls were effective.

With respect to our periodic reports, our financial reporting team takes primary responsibility for drafting the disclosure to be included in the report, subject to review by other employees and outside advisors. This process, with multiple checks, operates in a manner that is appropriate to allow our Chief Executive Officer and Chief Financial Officer, and others performing similar functions, to make timely decisions regarding disclosure. In general, the disclosure included in Item 9A is reviewed by senior members of the Company's finance, accounting, financial reporting, internal audit and legal teams, as well as the Company's Audit Committee and outside counsel. As the Staff indicates in comment # 7, the Company's management did perform its evaluation of internal control over financial reporting as of December 31, 2011, and management concluded from that evaluation that the Company's internal control over financial reporting had not changed materially during the reporting period and was effective as of December 31, 2011. However, as a result of human error, the Company inadvertently failed to include management's conclusion as to the effectiveness of its internal control over financial reporting in Item 9A of the final 2011 Form 10-K. Although the omission of this conclusion did not conform to the requirements of Form 10-K, the Company's disclosure controls and procedures resulted in (i) the Company recording, processing and summarizing the relevant information regarding internal control over financial reporting within the applicable time periods, (ii) the information being appropriately accumulated and communicated to the Company's Chief Executive Officer and Chief Financial Officer, and (iii) the Company's management evaluating and concluding on the effectiveness of internal control over financial reporting.

We believe that, in the context of the overall disclosure in the 2011 Form 10-K, it was reasonably clear to a reader that management of the Company had conducted the required assessment of the effectiveness of the Company's internal control over financial reporting, what framework management had used to perform the evaluation, and that management had concluded that the Company's internal control over financial reporting was effective. In particular, in its report in Item 8, PricewaterhouseCoopers LLP refers to items required by Item 308(a), including reference to management's responsibility for establishing and maintaining adequate internal control over financial reporting, the framework used by management to evaluate the Company's internal control over financial reporting, management's assessment of the effectiveness of the Company's internal control over financial reporting, and to Management's Report on Internal Control over Financial Reporting included in Item 9A. In its report,

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

which is set forth on page 157 of the 2011 Form 10-K, PricewaterhouseCoopers LLP states that, in its opinion, “the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting....”

Further, we believe that a reader would have reasonably concluded that management's previously reported conclusion that the Company's internal control over financial reporting was effective, continued to be true as of December 31, 2011, because management reported, in Item 9A in the 2011 Form 10-K, that “[t]here was no change in our internal control over financial reporting” during the period that materially affected the Company's internal control over financial reporting, as well as in light of the other included disclosures referred to above.

In addition, the 2011 Form 10-K certifications of the Company's Chief Executive Officer and Chief Financial Officer stated that they had designed the Company's “internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles,” and further indicated that “based on our most recent evaluation of internal control over financial reporting,” they had disclosed information to the Company's outside auditors and to the Audit Committee. As a result, we believe a reader would have determined, upon review of the 2011 Form 10-K, that the Company was substantially in compliance with the requirement to evaluate the effectiveness of its internal control over financial reporting and that this was found to be effective.

For the reasons stated, management has confirmed its initial determination that its disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were effective as of December 31, 2011.

*    *    *    *

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

In connection with the responses to the comments set forth above, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about the response to your comment or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint

C. Robert Quint
Chief Financial Officer
Radian Group Inc.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

Appendix A

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934 as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2011 pursuant to Rule 15d-15(e) under the Exchange Act. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Management does not expect that our disclosure controls and procedures will prevent or detect all errors and fraud. A control system, irrespective of how well it is designed and operated, can only provide reasonable assurance, and cannot guarantee that it will succeed in its stated objectives.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting, as of December 31, 2011, using the criteria described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the framework in Internal Control - Integrated Framework, issued by the COSO, management concluded

Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 11, 2012

that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report in Part II, Item 8 of this Annual Report on Form 10-K.

There was no change in the internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.